ATTORNEYS AT LAW	Broomfield, CO 720 566-4000
One Maritime Plaza	Palo Alto, CA
20th Floor	650 843-5000

San Francisco, CA	Reston, VA
94111-3580	703 456-8000

Main 415 693-2000	San Diego, CA
FAX 415 951-3699	858 550-6000

www.cooley.com

GIAN-MICHELLE A MARCA (415) 693-2148 gmamarca@cooley.com
August 17, 2005
Via EDGAR, Fax and Federal Express
Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ad.Venture Partners, Inc. Registration Statement on Form S-1 SEC File No. 333-124141
Dear Mr. Reynolds:
     On behalf of our client, Ad.Venture Partners, Inc. (the “Company”), we are transmitting to you this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated August 16, 2005, with respect to the Registration Statement on Form S-1, File No. 333-124141 (the “Registration Statement”), filed with the Commission on April 18, 2005. Comment No. 3 requested the following:
Please have counsel revise the legality opinion to indicate that it opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.
     We hereby confirm that the reference in our legality opinion to the Delaware General Corporation Law is meant to encompass relevant portions of the Delaware Constitution and published judicial proceedings of Delaware courts.
     Please do not hesitate to call me at (415) 693-2148 if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Gian-Michele a Marca
Gian-Michele a Marca